SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of July 28, 2004
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)



Durango, Mexico, July 28th, 2004 Corporacion Durango, S.A. de C.V., the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for the for the second quarter of 2004. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of the end of each period and converted into U.S. dollars using the exchange rate at the end of each period. All comparative figures for the second quarter 2004 and 2003 were prepared on a pro-forma basis after excluding the results of the Pronal and Molded Pulp operations.

HIGHLIGHTS

Shipment growth of 12% in 2Q04 vs. 2Q03
Reduction of average prices of 6% in 2Q04 vs. 2Q03
Net sales growth of 5% in 2Q04 vs. 2Q03
Unit production costs reduced by 5% in 2Q04 vs. 2Q03
EBITDA 3% greater in 2Q04 vs. 2Q03
Negotiations progressing on financial restructuring

INDUSTRY OUTLOOK

Favorable international market conditions
Price increases in pulp, paper and packaging continue to be implemented
Global demand expected to improve
Newsprint consumption expected to improve in 2005
Pricing recovery in Mexico lagging


PERFORMANCE
Item					2Q04	2Q03	VAR
Total Shipments ('000 Short Tons)	365.4	327.5	12%
Pricing (US$/Short Ton)			468	496	-6%
Net Sales (US$Million)  		170.9	162.4	 5%
Unit Cost (US$/Short Ton)		410	431	-5%
EBITDA (US$Million)			 18.3	 17.7	 3%
EBITDA Margin				 11%	 11%	 0%
*US$Million


HIGHLIGHTS FOR THE SECOND QUARTER 2004

Shipments  (000 Short tons)		2Q04	2Q03
Paper 					160.1	144.1
Packaging				166.2	160.7
Other					 39.1	 22.7
Total					365.4	327.5

Net Sales (US$ Million)			2Q04	2Q03
Paper					 73.9	 65.1
Packaging				 87.2	 91.2
Other					  9.8	  6.1
Total					170.9	162.4


Unit Cost  (US$/ Short Ton)		2Q04	2Q03
Total					410	431

Prices   (US$/Short Ton)		2Q04	2Q03
Paper					461	451
Packaging				525	568
Other					250	269
Total					468	496


EBITDA     (US$ Million)		2Q04	Margin	2Q03	Margin
Paper					 5.2	 7%	 5.2	 8%
Packaging				11.6	13%	12.9	14%
Other					 1.4	15%	-0.4	-7%
Total					18.3	11%	17.7	11%


Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiaries to continue as going concerns; the success of Corporacion Durango to negotiate a restructuring with its creditors; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; their ability to attract and retain customers; general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries; the availability of raw materials used by the Company and its subsidiaries; competitive actions by other companies; changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND JUNE 30, 2004 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2004
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, June 30,    June 30,
                                                         2003        2004        2004

                                                      (Audited)   (Unaudited) (Unaudited)
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    667,850$    642,905      55,780
  Accounts receivable, net .........................   1,811,844   1,855,954     161,026
  Taxes recoverable and other assets ...............      94,712      54,834       4,758
  Inventories, net .................................   1,142,239   1,159,460     100,597
  Prepaid expenses .................................      24,023      36,373       3,156
            Total current assets ...................   3,740,668   3,749,526     325,316
RESTRICTED CASH ....................................     160,059     162,440      14,094
PROPERTY, PLANT AND EQUIPMENT, net .................  11,813,298  10,966,203     951,448
OTHER ASSETS, net ..................................     549,620     499,497      43,337
            Total  assets ..........................$ 16,263,645$ 15,377,666   1,334,195

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .   8,828,926   8,389,332     727,874
  Interest payable .................................   1,415,800   1,987,566     172,445
  Trade accounts payable ...........................     971,623     878,495      76,220
  Notes payable ....................................      53,370      55,708       4,833
  Accrued liabilities ..............................     473,580     475,500      41,255
  Employee profit-sharing ..........................       2,451       2,249         195
            Total  current liabilities .............  11,745,750  11,788,850   1,022,823
LONG-TERM DEBT .....................................     524,622     939,209      81,488
LONG-TERM NOTES PAYABLE ............................     104,812     116,486      10,107
DEFERRED TAXES......................................   2,033,294   1,818,279     157,757
LIABILITY FOR EMPLOYEE BENEFITS.....................     203,739     202,343      17,556
            Total long term liabilities ............   2,866,467   3,076,317     266,907
            Total  liabilities .....................  14,612,217  14,865,167   1,289,730
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,582,554     450,476      39,084
  Minority interest ................................      68,874      62,023       5,381
            Total stockholders' equity .............   1,651,428     512,499      44,465
            Total liabilities and stockholders' equi$ 16,263,645$ 15,377,666   1,334,195

               Exchange rate: $ 11.5258

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2004
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year   Acum.June   Acum.June
                                                                     2003        2004      US$ 2004
                                                                  (Audited)   (Unaudited)
OPERATING ACTIVITIES:
Net income (loss) ..............................................$ -3,409,832$ -1,028,476     -89,233
    Add (deduct)- Charges (credits) to income which do
       not require (provide) cash-
       Depreciation and amortization ...........................     417,894     211,774      18,374
       Provision for employee benefits .........................      41,192       1,857         161
       Loss on sale of property, plant and equipment ...........     202,899       5,316         461
       Amortization of Financial Comissions ....................      94,259      53,557       4,647
       Provision for deferred taxes ............................    -186,505    -207,261     -17,982
       Impairment ..............................................     966,664     512,543      44,469
       Other....................................................     609,965     -15,649      -1,358
       Total items which do not require cash....................   2,146,368     562,137      48,772
  Net resources generated from income ..........................  -1,263,464    -466,339     -40,460
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      24,873     -17,221      -1,494
    Decrease (Increase) in current assets ......................       7,115      27,528       2,388
    Decrease (increase) in account receivables, net ............    -149,615     -44,110      -3,827
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................     855,546     482,694      41,879
  Resources generated by continued operating  ..................    -525,545     -17,448      -1,514
  Assets and liabilities discontinued ..........................      82,066           0           0
  Resources generated by operating activities ..................    -443,479     -17,448      -1,514
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............     -56,737      48,532       4,211
  Net resources generated from financing activities ............     -56,737      48,532       4,211
INVESTMENT ACTIVITIES:
       Restricted cash..........................................    -160,056      -2,384        -207
       Additions to property, plant and equipment...............    -108,448     -79,286      -6,879
       Divestiture to property, plant and equipment.............     235,082      29,877       2,592
       Revenues from sale of discontinued operations ...........     939,599           0           0
       Increase in deferred assets .............................      18,906      -4,236        -368
  Net resources applied to investing activities ................     925,083     -56,029      -4,861
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     424,867     -24,945      -2,164
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     242,983     667,850      57,944
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    667,850$    642,905US    55,780


* The exchange rate of 11.5258 was used for translation purposes.

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2004


                                           Thousands of Pesos                 Thousands of Dollars
                                              2Q          2Q                      2Q          2Q
                                             2003        2004        Var         2003        2004        Var
                                           (Audited)  (Unaudited)             (Audited)   (Unaudited)
NET SALES ...............................$ 1,795,192$  1,969,488         10%     162,402     170,876          5%
COST OF SALES ...........................  1,561,200   1,725,078         10%     141,137     149,671          6%
     Gross profit........................    233,992     244,410          4%      21,265      21,205          0%

     Selling and Administrative expenses     144,327     136,411         -5%      13,112      11,835        -10%
     Operating income ...................     89,665     107,999         20%       8,153       9,370         15%
FINANCIAL EXPENSE:
Interest expense ........................    322,455     372,489         16%      29,574      32,318          9%
Interest income .........................    -10,741     -12,050         12%        -952      -1,046         10%
Exchange (gain) loss, net ...............   -298,895     369,584     N/A         -27,442      32,065     N/A
Gain on monetary position ...............      7,463      11,408         53%         686         990         44%
  Total financial expense ...............     20,282     741,431       3556%       1,866      64,327       3347%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -222,582     -23,450        -89%     -20,399      -2,034        -90%
  Total other income (expense) ..........   -222,582     -23,450        -89%     -20,399      -2,034        -90%
  Income (loss) before income and asset t   -153,199    -656,882        329%     -14,112     -56,991        304%
Provisions for income and asset taxes ...      6,471       8,366         29%         560         726         30%
Provision for deferred income taxes .....    -73,963      57,817     N/A          -6,749       5,017     N/A
  Net income after taxes ................    -85,707    -723,065        744%      -7,923     -62,734        692%
Impairment ..............................          0    -405,898   	               0     -35,216
Discontinued operations .................     10,802           0       -100%         992           0       -100%
Net income before minority interest......$   -96,509$   -317,167        229%      -8,915     -27,518        209%
  Minority interest......................         97      -2,144     N/A               9        -186     N/A
  Majority net income....................$   -96,606$   -315,023        226%      -8,924     -27,332        206%


  Depreciation & amortization                104,990     102,456         -2%       9,516       8,889         -7%
  EBITDA                                     194,655     210,455          8%      17,669      18,259          3%

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2004


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2003        2004        Var         2003        2004        Var
                                           (Audited)  (Unaudited)             (Audited)   (Unaudited)
NET SALES ...............................$ 3,516,241$  3,763,911          7%     313,719     329,971          5%
COST OF SALES ...........................  3,071,344   3,339,372          9%     273,856     292,704          7%
     Gross profit........................    444,897     424,539         -5%      39,863      37,267         -7%

     Selling and Administrative expenses     283,630     261,337         -8%      25,424      22,926        -10%
     Operating income ...................    161,267     163,202          1%      14,439      14,341         -1%
FINANCIAL EXPENSE:
Interest expense ........................    652,627     700,344          7%      58,902      61,625          5%
Interest income .........................    -19,993     -24,835         24%      -1,751      -2,168         24%
Exchange (gain) loss, net ...............     57,825     297,909        415%       4,266      25,654        501%
Gain on monetary position ...............   -107,061    -136,163         27%      -9,516     -12,257         29%
  Total financial expense ...............    583,398     837,255         44%      51,901      72,854         40%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -271,019      -6,958        -97%     -24,705        -598        -98%
  Total other income (expense) ..........   -271,019      -6,958        -97%     -24,705        -598        -98%
  Income (loss) before income and asset t   -693,150    -681,011         -2%     -62,167     -59,111         -5%
Provisions for income and asset taxes ...     46,008      42,183         -8%       4,042       3,640        -10%
Provision for deferred income taxes .....   -129,182    -207,261         60%     -11,652     -18,762         61%
  Net income after taxes ................   -609,976    -515,933        -15%     -54,557     -43,989        -19%
Impairment ..............................          0     512,543                       0      46,932
Discontinued operations .................   -319,357           0       -100%     -28,355           0       -100%
Net income before minority interest......$  -290,619$ -1,028,476        254%     -26,202     -90,921        247%
  Minority interest......................        403      -8,395     N/A              37        -745     N/A
  Majority net income....................$  -291,022$ -1,020,081        251%     -26,239     -90,176        244%


  Depreciation & amortization                202,313     211,774          5%      18,096      18,604          3%
  EBITDA                                     363,580     374,976          3%      32,535      32,945          1%


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:    July 28, 2004	        By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer